07027178

3 October 2007

SEC MAIL PROCESSING
RECEIVED
OCT 1 1 2007
WASH. D.C.
185
SECTION

Filer Support 2
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Attention: File Desk

Rule 12g3-2(b) Submission for Trinity Mirror plc
File Number: 82-3043

SUPPL

Dear Sir or Madam:

On behalf of Trinity Mirror plc, a public limited company incorporated under the laws of England, I enclose one complete copy of information required to be furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Please call me at the above number, if you have any questions regarding the enclosed materials or if you require additional information.

Sincerely yours,

Linda Mailey

Linda Mailey

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Encs.

CFD-#3634161-v1

Trinity Mirror plc
One Canada Square, Canary Wharf, London E14 5AP
T: 020 7293 3000
F: 020 7293 3405
www.trinitymirror.com
Registered Office: One Canada Square, Canary Wharf, London E14 5AP Registered No. 82548 England & Wales

AXA INVESTMENT MANAGERS

Trinity Mirror PLc
The Company Secretary
One Canada Square
Canary Wharf
London
E14 5AP

2 October 2007
Your ref : COMPANY SECRETARY

Direct telephone number 020 7003 2637
Contact : Terry Marsh

Dear Sirs,

NOTIFICATION OF INTEREST(S) IN SHARES

TRINITY PLC

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

The identity of each registered holder of the shares to which this notice relates, so far as is known to AXA Investment Managers UK Ltd, as at 01/10/07, is as per the attached Appendix.

Yours Faithfully,

OSSM Workflow Manager

Kim van Oers
OSSM Workflow Manager

AXA Investment Managers Limited, 7 Newgate Street, London EC1A 7NX, United Kingdom
Tel: +44 (0)20 7003 1000 Fax: +44 (0)20 7575 8585 Website: www.axa-im.com
Registered in England no 3886111. Registered office as above.

TR-1	Notification of a Major Interest in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached	TRINITY PLC

2. Reason for Notification	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the aquisition of shares already issued to which voting rights are attached.	
An event changing the breakdown of voting rights	
Other: Please Specify	

3. Full name of person(s) subject to the notification obligation	AXA S.A, 25 Avenue Matignon, 75008 Paris and its group of companies
4. Full name of shareholder(s) if different from 3.	
5.Date of the transaction and date in which threshold is crossed or breached	01/10/2007
6.Date on which issuer notified	02/10/2007
7. Threshold(s) that is/are crossed or reached:	17 %.
8. Notified details:	

A: Voting rights attached to shares							
Class or Type of shares	Situation Previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect
0903994	49,669,158	49,669,158	4,601,757	4,601,757	45,319,901	1.57	15.46

B: Financial Instruments				
Resulting situation after triggering transaction				
Type of Financial Instrument	Expiration date	Exercise / conversion period / date	Number of voting rights that may be acquired if the instrument is exercised / converted	% of voting rights

Total A + B	
Number of Voting Rights	% of voting rights
49,921,658	17.02%

Indirect Purchased: 252,500

Issued: 293,229,172

17.02%

Proxy Voting	
10. Name of proxy holder:	
11. Number of Voting rights Proxy Holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13.Additional Information:	
14. Contact Name	Terry Marsh
15. Contact telephone number	020 7003 2637

9.Chain		
Name of the Company / Fund	**Number of Shares**	**% of issued share capital**
AXA Ireland Pension Fund **Indirect**	3,281	0.00112
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) **Direct**	200,000	0.06821
AXA Rosenberg **Direct**	336,116	0.11463
Axa Sun Life Deferred Distribution Fund Life **Direct**	325,000	0.11083
Axa Sun Life Distribution Fund Life **Direct**	105,000	0.03581
AXA UK Investment Co ICVC Global Growth Fund **Indirect**	6,047	0.00206
PPP Healthcare Group plc **Direct**	15,474	0.00528
Axa Sun Life Retirement Distribution Pension **Direct**	500,000	0.17052
Sun Life Assurance Society Plc **Direct**	100,000	0.03410
AXA Rosenberg **Direct**	236,884	0.08078
AXA Insurance UK **Direct**	147,300	0.05023
AXA UK Group Pension Scheme **Indirect**	9,000	0.00307
AXA Financial, Inc **Indirect**	33,259,769	11.34259
AXA Colonia Konzern **Indirect**	21,518	0.00734
Sun Life International (IOM) Ltd **Direct**	300,000	0.10231
AXA France	4,795	0.00164

Indirect		
AXA Rosenberg **Indirect**	11,535,535	3.93397
AXA Financial, Inc * **Indirect**	479,956	0.16368
AXA Sun Life LTAV UK Equity Life **Direct**	71,235	0.02429
AXA Sun Life ABL High Alpha Life **Direct**	197,700	0.06742
AXA Sun Life FTSE All Share Tracker Life **Direct**	52,748	0.01799
AXA Sun Life LTAV UK Equity Pension **Direct**	344,813	0.11759
AXA Sun Life ABL High Alpha Pension **Direct**	1,106,900	0.37749
AXA Sun Life FTSE All Share Tracker Pension **Direct**	262,809	0.08963
AXA Winterthur **Direct**	76,525	0.02610
ASL With Profit Transition Fund **Direct**	**217,753**	0.07426
SLAS With Profit Transition **Direct**	**5,500**	0.00188
Total Direct	**4,601,757**	**1.56934**
Total Indirect	**45,319,901**	**15.45545**
TOTAL	**49,921,658**	**17.02479**

View Announcement

status list

Announcement Details

Company	Headline	Embargo	Last Update	Add Dist	Replaces
Trinity Mirror PLC	Holding(s) in Company		14:37 3 Oct 07		

Full Announcement Text

The Company has today received notification from AXA Investment Managers UK Ltd, on behalf of AXA S.A. and its group of companies, that they have an interest in Trinity Mirror plc Ordinary Shares of 49,921,658 (previously 49,669,158), representing 17.02% of the issued share capital divided as 4,601,757 direct(1.57%) and 45,319,901 indirect (15.46%).

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status list

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